Christoph A. Pereira
Vice President and Chief Corporate,
Securities & Finance Counsel

General Electric Company
33-41 Farnsworth Street
Boston, MA 02210

T 617 443 2952
F 617 428 8450
christoph.pereira@ge.com

November 1, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that General Electric Company has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, which was filed with the Securities and Exchange Commission on November 1, 2016.

Sincerely,

General Electric Company

By:    /s/ Christoph A. Pereira
Name:  Christoph A. Pereira
Title:   Vice President and Chief Corporate, Securities & Finance Counsel